UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Synacor, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2021 (as previously amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent, Purchaser, SY Holding Corporation and Centre Lane Partners V, L.P. with the SEC on March 3, 2021.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below after the end of Item 8(f) of the Schedule 14D-9 with the heading entitled “Legal Proceedings”:

“On March 11, 2021, complaints captioned Hammond v. Synacor, Inc., et al., Case No. 1:21-cv-02107 (the “Hammond Complaint”), and Gontaruk v. Synacor, Inc., et al., Case No. 1:21-cv-02128 (the “Gontaruk Complaint”), and on March 15, 2021, a complaint captioned Perkins v. Synacor, Inc., et al., Case No. 1:21-cv-02250 (the “Perkins Complaint”) were each filed in the United States District Court for the Southern District of New York against the Company and each member of the Company Board and, in the case of the Gontaruk Complaint, Purchaser and Parent. Each of the Hammond Complaint, the Gontaruk Complaint and the Perkins Complaint was brought on behalf of a purported stockholder of the Company.

Each of the Hammond Complaint, the Gontaruk Complaint and the Perkins Complaint generally alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. In particular, each of the Hammond Complaint, the Gontaruk Complaint and the Perkins Complaint generally allege that the Schedule 14D-9 contains materially misleading and incomplete information concerning: (i) the background and process leading up to the Offer and the Merger; (ii) the Company’s financial projections; (iii) the fairness opinion and financial analyses performed by Canaccord Genuity; and (iv) in the case of the Perkins Complaint, potential conflicts of interest of Company insiders.

The Hammond Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger; (ii) to direct the defendants to disseminate revised disclosures to the Schedule 14D-9; (iii) to direct the defendants to account to plaintiff for damages sustained; and (vi) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Gontaruk Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iii) to direct the individual defendants to disseminate revised disclosures to the Schedule 14D-9; (iv) to declare that the respective defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (iv) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Perkins Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iii) to direct the individual defendants to disseminate revised disclosures to the Schedule 14D-9; and (iv) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Company believes that each of the Hammond Complaint, the Gontaruk Complaint and the Perkins Complaint is wholly without merit.

Additional legal proceedings arising out of, or relating to, the Offer or the Merger may be filed in the future.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer